■ Sit Investment Associates, Inc. ■

International Investment Outlook & Strategy

April 8, 2009

Investment Outlook

As stated last quarter, the global economic contraction was caused by a combination of the following factors: easy money, high leverage, property depreciation, creative financing, poor oversight, greed, loss of confidence, and tight credit. This has become even more exacerbated in the March quarter and is leading us to drastically revise down our global GDP forecast to -2.1% from -1.0% last quarter. We believe the U.S. will experience negative growth in the first half of 2009 and should stabilize in the second half, resulting in an estimated GDP decline of -2.5% for 2009. Our negative stance results from anticipated further consumer weakness, the troubled housing market, a potential commercial real estate downfall, and the uncertainty created in the wake of the financial crisis. We significantly ratcheted down our 2009 GDP forecast for the euro area to -3.2% from -0.5% previously, as the industrial, consumer, and financial sectors are deteriorating even further. We expect a contraction in UK GDP of -3.3% in 2009, down from our previous expectation of -1.5%, as the financial and consumer sector continue to deteriorate. The UK economy is much more interlinked with the U.S. and is being severely impacted. Japan is a very export-dependent economy and, given the slowdown in the U.S. and Europe, it is facing an even more severe recession than previously forecasted. We now estimate contraction of -5.5% versus -1.0% last quarter. Even though Asia ex-Japan is slowing, it still possesses better relative growth. We lowered our growth forecast to +5.0% from +6.0%, as those export-oriented countries are not entirely immune from the global slowdown. In 2010, we anticipate significant improvement in most economies and thus estimate global GDP growth of around +1.1%. Our global economic forecasts are contained in Exhibit A. As Exhibit B illustrates, OECD Composite Leading Indicators for February support our global slowdown scenario. Additionally, Exhibit C depicts areas of strength and weakness around the globe.

After peaking in July 2008 and then drastically declining, most commodities (energy, precious metals, and agricultural products) have begun to show some strength and stability in 2009. Despite the material liquidity being pumped into the global economies, we anticipate negligible inflation in 2009. In 2010, we believe inflation will again begin to reach more "normal" levels. As the global economy recovers, it will be important for central banks to adjust their respective monetary policies. We are carefully monitoring inflation data as we think deflation and/or reflation could have a big impact in some regions. Exhibits A and D display our inflation outlook.

Central banks have been in an easing cycle for most of 2008, and this has continued into 2009. The U.S. Federal Reserve made an unprecedented move and cut rates to a target range of 0% to 0.25% in the December quarter and has since been using other monetary measures, such as purchasing securities. As seen in Exhibit E, European central banks continued to cut rates in 2009. The European Central Bank (ECB) cut rates twice during the first four months of 2009 to end at 1.25% and hinted at one more rate cut of 25 basis points in May. We do not anticipate the ECB cutting rates below 1.0% as they are looking at alternative measures. The Bank of England cut rates twice in the March quarter, by 50 basis points each time, to a historic low of 1.0%. We wouldn't be surprised to see the rate drop to less than 1.0% over the next six months. The Bank of Japan has maintained rates at 0.3%; we believe any further cut wouldn't have a material impact. Instead, Japan is looking at other measures to

stimulate its economy. Other Asian countries also cut rates in the first four months of this year: India cut their lending repo rate by 50 basis points to 5.0% and The Reserve Bank of Australia cut its benchmark interest rate 125 basis points to 3.0%.

Nations have been utilizing various measures to stimulate their respective economies. These initiatives include interest rate cuts, spending, tax cuts, and the purchase of commercial paper. The U.S. has been using the $700 billion Troubled Asset Relief Program (TARP), the $800 billion Term Asset-Backed Securities Loan Facility (TALF), and several other smaller tactics to combat the slowdown. The U.S. has been by far the most aggressive nation to fight the slowdown. According to the International Monetary Fund (IMF), 2009 U.S. stimulus spending is around 2.0% of U.S. GDP, see Exhibits C and F. European countries have been much more reserved in their spending measures, ranging from 0.2% of GDP in Italy to 1.5% in Germany. Two reasons for the lack of European stimulus is the fact that European nations are more debt laden and most already spend more money for social support such as unemployment, welfare, and healthcare than other nations, see Exhibit G. While Japan has only spent 1.4% of its GDP on stimulus measures, they recently indicated they are moving towards the 2.0% goal set by the IMF. The rest of Asia is also spending, albeit at much smaller absolute amounts, given their smaller economies. Still, China is spending an estimated 3.2% of GDP while Australia and South Korea are spending around 2.0% of GDP.

During the March quarter, most currencies continued the trend of 2008 and depreciated relative to the U.S. dollar. Within Europe, the British pound was one of the strongest currencies, depreciating only -0.3%. The Norwegian krone, which appreciated +3.7%, was the only currency that gained relative to the U.S. dollar. The Japanese yen reversed the strength it saw in 2008 by depreciating -8.2% in the March quarter. The dramatically deteriorating conditions partly contributed to this reversal. We continue to believe European currencies will weaken further, as investors continue to prefer the U.S. dollar, and as the U.S. economy will likely show signs of a recovery before the economies of Europe and the rest of the world. We anticipate a range of $1.25 to $1.45 for the euro and $1.40 to $1.60 for the pound. Similar to last quarter, we think the yen will trade in the ¥95 to ¥110 range. We believe currencies will have a smaller impact on performance in 2009. Exhibits A and H detail our currency outlook and historical currency performance.

As we have previously indicated, global equity markets are attractive compared with their historical metrics. On a forward P/E basis, Europe ex-UK, at 9.2x, is attractive relative to both its post-1990 average of 14.6x and the world average of 16.9x. On an EV/EBITDA basis, Europe ex-UK is trading at 4.7x, well below its historical mean of 6.9x. The U.K. is also attractive trading at a forward P/E ratio of 9.6x, and 5.5x on an EV/EBITDA basis. Japan remains attractive on an EV/EBITDA basis, trading at 4.9x, substantially below its historical average of 9.9x. Asia ex-Japan again looks slightly more expensive than the global market, but inexpensive relative to its historical average. Global free cash flow remains very strong. The U.S. and Europe ex-UK markets are the pillars of strength with free cash flow yields of 7.7% and 9.1%, respectively. Exhibit I displays global equity valuations.

INVESTMENT STRATEGY

The first quarter of 2009 was quite volatile, as global equity markets hit a low in early March and have been rebounding since. Even with the rebound in March, this was not enough to offset declines seen in January and February. For the March quarter, Asia ex-Japan and Latin America were the strongest markets. In particular, the China Shanghai A share index rose +30.1% and several countries in Latin America appreciated in excess of +10%, all in U.S. dollar terms. Japan was the worst market in Asia, declining -16.0% in U.S. dollar terms. Europe continued the downward trend, with most major markets declining more than -10%. Exhibit H outlines regional and country performance.

The global economic crisis had particularly harsh ramifications in the international equity markets in 2008, demonstrated by market performance as well as valuation metrics. While 2009 has had a difficult start, in March global equity markets became less risk averse, as cyclical, financial, retail, and consumer-discretionary stocks performed well. While we do not believe the international markets are out of the woods, we have been selectively increasing our exposure to the above-mentioned sectors. However, we still have significant exposure to consumer staples, healthcare, technology, telecommunications, and other less economically sensitive sectors. In general, we favor high quality, more defensive, unit growth companies, with pricing flexibility and margin expansion potential. Earnings revisions have been negative and will likely continue for the majority of 2009; however, we are sanguine about companies that are true growth stories with strong free cash flow, healthy balance sheets, low debt levels, proactive management teams, and attractive valuations. Although we recognize that China and other emerging markets have experienced slowing growth, we still believe that emerging market exposure is desirable. Given our confidence in emerging markets and the economic stimulus plans, we favor infrastructure-related industries. Eventually, we believe the recovery of M&A activity will signal a return to confidence that will favor companies with the strongest corporate balance sheets and will be reflected in their valuation. Even though we are cautious at the moment, we believe the global equity market has started to anticipate an economic recovery. As a result, we are selectively reducing our defensive exposure in favor of a more aggressive stance.

Given the global economic recession and our view that the U.S. will lead the global economy out of the current environment; we are targeting an overweight position in Asia ex-Japan, as we believe this region has been proactive in fighting the recession and will be the first to benefit from a U.S. economic recovery. The lack of stimulus in Europe is concerning and has led us to maintain an underweight position relative to the benchmark, albeit still a large absolute weight. Given the recent dismal economic performance in Japan, our underweight stance remains unchanged. Within Japan we are maintaining a balanced portfolio of export beneficiaries, consumption plays, and restructuring participants.

KEY HIGHLIGHT TOPICS IN EUROPE

Dismal Economic Performance

The European economy is in the midst of a full-blown recession. As stated last quarter, unemployment levels are rising, sentiment remains poor, industrial production is plummeting, and the consumer remains weak. Additionally, inflation is no longer a near-term concern.

- Similar to the rest of the world, the unemployment picture in Europe continues to deteriorate. Unemployment levels reached 8.5% in the euro area and 7.9% for the European Union (EU27). We anticipate further declines as the region fights off the current recession, see Exhibit J.
- Both the German ZEW and Ifo sentiment measures illustrate the dramatic shift in confidence in the euro area. While we may see a few upticks here and there, we do not expect a reversal until later this year or next, see Exhibit J.
- Industrial orders continue to slide. In the euro area orders are down -34.1% year-over-year, and EU27 orders are down -30.7%. We don't expect to see material improvement until early 2010, see Exhibit J.
- The retail picture continues to look dismal as consumers are saving instead of spending. They are uncertain of what the future holds. As seen in Exhibit J, euro area retail sales have plummeted.
- Euro area annual inflation is estimated to be 0.6% for March, well below the 2.0% ceiling set by the ECB. In February, euro area inflation was 1.2%, while EU27 inflation was 1.7%, see Exhibit D. Inflationary pressures, including fuel, continued to lessen in the March quarter. Industrial producer prices continued to weaken, while labor costs rose nearly +4.0% in the euro area and almost +5.0% in the EU27 during the December quarter. With the exception of the UK, our concerns regarding inflation risk for Europe are on hiatus. Risks to this view are strengthening commodity prices and a strong U.S. dollar.

Limited European Stimulus Measures

Last week, Jean-Claude Trichet, the ECB's president, said that at the ECB's May meeting, they could unveil further "non-standard" steps to combat the current recession. Some of these measures may include purchasing corporate debt and government bonds. Several European leaders have expressed concern with the U.S. spending packages and fear the long-term impact on future generations along with the potential inflationary effect.

KEY HIGHLIGHT TOPICS IN ASIA

Japan Economic Conditions Deteriorating

Japan is an export driven economy. The hope that growth would eventually be driven by domestic consumption has failed to materialize. The saving mentality remains, as consumers are uncertain of the future. Several measures indicate deteriorating economic conditions, such as the Tankan sentiment survey, exports, corporate profits, industrial production, and the labor market.

- As seen in Exhibit K, the March Tankan business sentiment diffusion index for large manufacturers was -58, down 34 percentage points from December, the lowest point since 1990.
- The lack of demand worldwide is having a severe negative impact on exports. The yen strength reversed during the first three months of 2009, lending support to exporters; however, the lack of demand is more than offsetting yen strength. Exports declined -49.4% year-over-year through February, see Exhibit K.
- As indicated in Exhibit K, corporate profits declined dramatically throughout 2008 and are beginning 2009 in negative territory.
- Given the declining exports and diminishing corporate profits, it's not surprising to see industrial production back to levels not seen since the 1980s, see Exhibit K.
- The labor market is in precarious condition. New job offers, a leading indicator for the labor market fell -30.1% in February. Unemployment continues to rise, up +4.4% in February.

Significant Japanese Stimulus Measures

On March 30th, Finance Minister Kaoru Yosano said that Japan is prepared to implement economic stimulus steps exceeding 2% of GDP, a goal set by the IMF. This new package will ensure the smooth flow of credit to the economy, boost demand, stabilize unemployment, and strengthen the safety net. While this is positive, Mr. Yosano failed to indicate the exact size and timing of the package. Prior to this, Japan had approved three other packages totaling ¥75 trillion or 1.8% of GDP, depending on the timing of the calculation. According to the IMF, Japan's current stimulus packages equate to 1.4% of GDP in 2009, thus indicating the need for further spending, tax cuts, or other stimulus tactics.

Japan - Political Uncertainty Continues

Finance Minister Shoichi Nakagawa resigned on February 17th, after he humiliated himself at a G7 finance meeting in Rome. This was a big blow to the Liberal Democratic Party (LDP). Prime Minister Taro Aso's popularity has declined to the single digit range, as he has been unable to effectively respond to the crisis and keep Japan from entering a recession. Even though Mr. Aso is preparing additional stimulus measures, it looks like there will be a general election within the next six months. If and when this occurs, we could see the LDP eclipsed by the opposition Democratic Party (DPJ) as the biggest group in the Diet's lower house, thus giving the DPJ a majority.

China's Economy is Showing Some Signs of a Recovery

The latest economic data suggests the Chinese economy is likely to get worse but also raises the hope for improvement. As seen in Exhibit L, external trade and industrial production registered record lows, while retail sales slowed meaningfully. Fixed-asset investment growth has demonstrated remarkable resilience, due to a sharp increase in government-sponsored investment projects in the infrastructure area. Despite deterioration in economic fundamentals, money supply and bank lending surged as China's stimulus package began to take effect. While not sustainable throughout 2009, the explosion in lending bodes well for a rebound in headline GDP growth during the second half of 2009. Deflation emerged for the first time in six years, see Exhibit D. Though deflation risk increased, we are not concerned about a prolonged period of deflation given the aggressive monetary and fiscal stimulus policies.

The current global recession offers an opportunity for China to take forceful action in rebalancing its economic growth model away from exports to domestic consumption. The unsustainability of the current economic growth model has been well recognized by the Chinese government and is one of its main goals in China's latest five-year plan (2006-2010). Yet the progress has been limited. Chinese households save more than a quarter of their income, but could spend more if government invests more in healthcare, education, and social welfare. To help with this, the majority of the country's 4 trillion renminbi ($586 billion) stimulus package is infrastructure-related. However, all of this takes time and near-term consumption is likely to slow given slowing income growth and rising unemployment. Another fiscal stimulus package and further monetary policy actions may be implemented, if the economy doesn't begin to recover in the second half of 2009. Even so, the sustainability of this rebound will hinge on a potential recovery in the G3 economies.

Other Asian Economies Continue to Slow and Employ Stimulus

As the Asian ex-Japan economies slow, they continue to implement monetary and fiscal policies to counter the slowdown. India's industrial production declined -2.0% year-over-year in December versus an increase of +1.7% in November. India introduced a $4 billion stimulus package, reduced tax rates, and cut rates on services to stimulate its economy. In commodity-driven Australia, where GDP growth turned negative and the unemployment rate breached 5.0% in February, the government implemented a $27 billion stimulus package.

EXHIBIT A

GLOBAL ECONOMIC ASSUMPTIONS
SLOWER GROWTH – INFLATION CONCERNS SUBSIDE

	GDP GROWTH				INFLATION			
	2008A	2009E	2010E	2008-2012 (5 Yr CAGR)	2008A	2009E	2010E	2008-2012 (5 Yr AVG)
Global Economy	**0.9%**	**(2.1)%**	**1.1%**	**1.0%**	**3.6%**	**0.3%**	**1.2%**	**1.5%**
United States	1.1	(2.5)	1.5	0.6	3.8	(0.3)	1.0	1.3
Euro Area	0.7	(3.2)	1.0	0.1	3.3	0.5	1.2	1.5
United Kingdom	0.7	(3.3)	1.0	0.1	3.6	1.3	1.5	1.9
Japan	(0.7)	(5.5)	0.5	(1.0)	1.5	(1.3)	0.0	0.0
Asia Ex Japan	6.7	5.0	6.5	6.2	6.5	1.0	2.5	3.0

10-YEAR BOND YIELDS

	2007	2008	2009		
	12/31A	12/31A	3/31A	6/30E	12/31E
United States	4.0%	2.2%	2.7%	3.0%	3.0%
Euro (Germany)	4.3	2.9	3.0	3.2	3.3
Japan	1.5	1.2	1.3	1.3	1.4
United Kingdom	4.5	3.0	3.2	3.5	4.0

EXCHANGE RATES

	2007	2008	2009		
	12/31A	12/31A	3/31A	6/30E	12/31E
Euro ($/€)	1.46	1.40	1.33	1.32	1.35
Japan (¥/$)	112	91	99	100	105
UK ($/£)	1.98	1.46	1.43	1.47	1.50

SOURCE: BLOOMBERG, MORGAN STANLEY, BANK OF AMERICA MERRILL LYNCH, AND SIT INVESTMENT ASSOCIATES, INC., APRIL 7, 2009

Exhibit B

OECD Composite Leading Indicators Continue to Deteriorate

The United States


110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Euro Area


110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

The United Kingdom


110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Japan


110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Source: OECD Composite Leading Indicators, March 6, 2009

Exhibit C

Global GDP and Stimulus Spending

How the Players Stack Up

Leaders and finance ministers of 19 countries and the European Union—and others including the heads of the European Central Bank, the International Monetary Fund and the World Bank—begin meeting Wednesday in London to address a financial crisis that began with souring U.S. subprime loans and spawned a shutdown in global credit and a decline in trade. Among the big issues is how much financial stimulus each country will provide—the U.S. and the IMF have pressed for 2% of gross domestic product.

	Canada	U.K.	France	Italy	Germany	Russia	China	S. Korea	Japan
2008 GDP (in trillions of dollars)	$1.56	2.79	2.98	2.40	3.82	1.78	4.22	0.95	4.84
PROJECTED CHANGE IN 2009	▼1.2%	▼2.8	▼1.9	▼2.1	▼2.5	▼0.7	▲6.7	▼4.0	▼2.6
2009 STIMULUS SPENDING AS A PERCENTAGE OF GDP	1.5%	1.4	0.7	0.2	1.5	2.3	3.2	2.3	1.4



U.S.
Canada
U.K.
Germany
Russia
France
Italy
Turkey
Japan
South Korea
China
Mexico
Saudi Arabia
India
Indonesia
Brazil
Australia
South Africa
Argentina
The height of each country represents its 2008 GDP
Its color represents the projected change:
GDP expected to contract in 2009
GDP expected to expand in 2009
GDP expected flat in 2009

	United States	Mexico	Argentina	Brazil	Turkey	South Africa	Saudi Arabia	India	Indonesia	Australia
2008 GDP (trillions)	$14.33	1.14	0.34	1.66	0.80	0.30	0.53	1.24	0.50	1.07
PROJECTED CHANGE IN 2009	▼1.6%	▼0.3	No change	▲1.8	▲3.5	▲1.3	▲0.8	▲5.1	▲3.5	▼0.2
2009 STIMULUS SPENDING AS A PERCENTAGE OF GDP	2.0%	1.5	1.3	0.4	N/A	1.8	3.3	0.6	1.3	2.1

Notes: Stimulus spending estimates include those announced as of early March and do not include automatic stabilizers; U.S. stimulus figure excludes the cost of financial-system support measures; Australia, India and South Africa stimulus data are for fiscal years; chart does not include data for the European Union

Source: International Monetary Fund

Source: The Wall Street Journal, April 1, 2009

Exhibit D

Deflationary Concerns

The United Kingdom


U.K. CPI Y/Y %
Feb: 3.1%
8
6
4
2
0
1992
1995
1998
2001
2004
2007

Euro Area


EUROZONE CPI Y/Y %
Feb: 1.2%
5
4
3
2
1
0
1992
1995
1998
2001
2004
2007

Japan


JAPAN CPI Y/Y %
Feb: -0.1%
20
15
10
5
0
-5
1975
1980
1985
1990
1995
2000
2005

China


CHINA CPI Y/Y %
Feb: -1.6%
30
25
20
15
10
5
0
-5
1992
1995
1998
2001
2004
2007

Source: ISI Group, April 3, 2009

Exhibit E

Global Interest Rate Cuts



Going Lower
Key central-bank interest-rate targets
5%
4
3
2
1
0
Euro zone 1.25%
U.K. 0.5%
U.S. 0–0.25%
S O N D J F M A
2008
'09
Sources: European Central Bank; Bank of England; U.S. Federal Reserve

Source: The Wall Street Journal, April 3, 2009

Exhibit F

The Global Stimulus Scorecard



Stimulus Spending
Estimates for selected G-20 countries, as a percentage of gross domestic product
2008
2009
2010
Note: Doesn't include automatic stabilizers
*Excludes cost of financial system support measures
Source: International Monetary Fund
2.0%
1.5
1.0
0.5
0
−0.5
0
0
0
Italy
France
U.K.
Germany
U.S.*
G-20 average

Source: The Wall Street Journal, March 30, 2009

Exhibit G

Global Stimulus Priorities and Protectionist Measures

Different Priorities

Countries that devote a significant share of their annual budgets to the social safety net — unemployment benefits, welfare, health care, etc. — are spending less on directly stimulating their ailing economies.

Spending as share of gross domestic product, 2008-10



AUTOMATIC
Unemployment, welfare, etc.
DISCRETIONARY
Construction, tax cuts, etc.
COMBINED
Britain 2.5% 0.5% 3.0%
France 2.4 0.4 2.8
Japan 2.2 0.7 2.9
Australia 1.7 1.5 3.2
United States 1.6 1.6 3.2
Germany 1.6 1.1 2.7
China 0.6 2.1 2.7

Source: International Monetary Fund

THE NEW YORK TIMES

Stimulus Scorecard

An overview of stimulus measures and protectionist actions taken by G-20 countries in response to the global economic crisis

	Infrastructure investment	Support for small businesses	Social safety nets	Support for housing and construction	Strategic industries support	Other	Examples of protectionist measures
Argentina	●		●				Increased regulation; some auto subsidies
Australia	●		●	●		●	
Brazil			●	●			Some auto subsidies
Canada	●		●	●	●	●	Some auto subsidies
China	●		●	●	●	●	Tightened import standards, auto subsidies
France	●		●	●		●	Price supports*, some vehicles and dairy* subsidies
Germany	●	●	●	●	●	●	Price supports*, some vehicles and dairy* subsidies
India	●				●	●	Ban on Chinese toys
Indonesia	●		●				Some goods can only be sold in five ports, airports
Italy			●				Price supports*, some vehicles and dairy* subsidies
Japan	●	●	●	●		●	Price supports
S. Korea	●	●	●			●	Price supports
Mexico	●		●			●	
Russia		●	●	●	●		Increased tariffs on used autos
Saudi Arabia	●						
U.K.	●		●	●		●	Price supports*, some vehicles and dairy* subsidies
U.S.	●		●			●	Price supports*, some vehicle subsidies

Note: Data as of Feb. 23; excludes South Africa and Turkey because details of stimulus measures weren't available
Sources: International Monetary Fund (stimulus measures); World Bank (protectionism)

*European Union measures

Source: The New York Times, April 1, 2009 and The Wall Street Journal, March 12, 2009

Exhibit H

Dismal International Market Performance

ASIA PACIFIC REGION	1st Quarter 2009 Market % Chg US$	1st Quarter 2009 Market % Chg Local	1st Quarter 2009 Currency % Chg	Year 2008 Market % Chg US$	Year 2008 Market % Chg Local	Year 2008 Currency % Chg
Australia (ASX)	(3.8)	(3.5)	(0.3)	(54.7)	(43.0)	(20.6)
Hong Kong (HSI)	(5.6)	(5.6)	0.0	(48.0)	(48.3)	0.6
Japan (NIK 225)	(16.0)	(8.5)	(8.2)	(28.7)	(42.1)	23.2
New Zealand (NZX 50)	(5.4)	(3.1)	(2.3)	(49.7)	(33.7)	(24.1)
Singapore (STI)	(8.5)	(3.5)	(5.2)	(49.2)	(49.2)	(0.1)
China (SHGH A)	30.1	30.3	(0.2)	(62.9)	(65.4)	7.1
India (BSE 100)	(4.8)	(0.9)	(4.0)	(63.8)	(55.3)	(19.1)
Indonesia (JSX)	(0.2)	5.8	(5.7)	(57.5)	(50.6)	(13.8)
Korea (KOSPI)	(2.3)	7.3	(8.9)	(56.0)	(40.7)	(25.7)
Malaysia (KLSE)	(5.5)	(0.5)	(5.1)	(42.0)	(39.3)	(4.4)
Philippines (PSE)	4.4	6.1	(1.6)	(55.1)	(48.3)	(13.2)
Taiwan (TAIEX)	9.8	13.5	(3.2)	(46.7)	(46.0)	(1.2)
Thailand (SET)	(6.0)	(4.1)	(1.9)	(49.2)	(47.6)	(3.1)

LATIN AMERICA	1st Quarter 2009 Market % Chg US$	1st Quarter 2009 Market % Chg Local	1st Quarter 2009 Currency % Chg	Year 2008 Market % Chg US$	Year 2008 Market % Chg Local	Year 2008 Currency % Chg
Argentina (MERVAL)	(3.1)	4.3	(7.0)	(54.2)	(49.8)	(8.8)
Brazil (IBOV)	10.4	9.0	1.3	(55.1)	(41.2)	(23.7)
Chile (IPSA)	14.6	4.7	9.4	(37.1)	(19.6)	(21.9)
Mexico (IPC)	(13.9)	(12.3)	(1.8)	(40.3)	(24.2)	(21.2)
Peru (BVL)	31.0	31.8	(0.6)	(61.6)	(59.8)	(4.6)

AFRICA/MIDDLE EAST	1st Quarter 2009 Market % Chg US$	1st Quarter 2009 Market % Chg Local	1st Quarter 2009 Currency % Chg	Year 2008 Market % Chg US$	Year 2008 Market % Chg Local	Year 2008 Currency % Chg
Israel (TA-100)	7.7	20.3	(10.5)	(45.4)	(46.4)	1.9
Morocco (MADEX)	(9.4)	(5.9)	(3.7)	(16.8)	(13.4)	(4.0)
Pakistan (KSE 100)	15.0	17.0	(1.7)	(67.6)	(58.3)	(22.1)
South Africa (FTSE-JSE)	(8.0)	(5.3)	(2.8)	(45.1)	(25.7)	(26.1)

EUROPE	1st Quarter 2009 Market % Chg US$	1st Quarter 2009 Market % Chg Local	1st Quarter 2009 Currency % Chg	Year 2008 Market % Chg US$	Year 2008 Market % Chg Local	Year 2008 Currency % Chg
Austria (ATX)	(7.4)	(3.1)	(4.5)	(63.1)	(61.2)	(4.9)
Belgium (BEL 20)	(12.5)	(8.4)	(4.5)	(56.0)	(53.8)	(4.9)
Finland (OMXH)	(18.7)	(14.8)	(4.5)	(55.7)	(53.4)	(4.9)
France (CAC 40)	(16.7)	(12.8)	(4.5)	(45.5)	(42.7)	(4.9)
Germany (DAX)	(18.9)	(15.1)	(4.5)	(43.3)	(40.4)	(4.9)
Greece (ATHEX)	(9.9)	(5.7)	(4.5)	(67.2)	(65.5)	(4.9)
Ireland (ISEQ)	(10.6)	(6.4)	(4.5)	(67.9)	(66.2)	(4.9)
Italy (S&P/MIB)	(22.1)	(18.4)	(4.5)	(52.0)	(49.5)	(4.9)
Netherlands (AEX)	(15.7)	(11.8)	(4.5)	(54.7)	(52.3)	(4.9)
Portugal (PSI)	(7.0)	(2.6)	(4.5)	(53.7)	(51.3)	(4.9)
Spain (IBEX 35)	(18.8)	(15.0)	(4.5)	(42.4)	(39.4)	(4.9)
Denmark (OMXC 20)	(12.0)	(7.8)	(4.5)	(49.2)	(46.6)	(4.8)
Norway (OSE)	6.1	2.3	3.7	(63.4)	(52.8)	(22.5)
Sweden (OMXS A-S)	(6.3)	(2.0)	(4.3)	(52.6)	(42.0)	(18.3)
Switzerland (SMI)	(16.7)	(11.0)	(6.4)	(30.6)	(34.8)	6.4
United Kingdom (FTSE)	(11.7)	(11.5)	(0.3)	(50.4)	(31.3)	(27.8)
Czech Rep (PX)	(18.4)	(12.6)	(6.6)	(55.5)	(52.7)	(5.8)
Poland (WIG)	(25.7)	(11.7)	(15.8)	(59.4)	(51.1)	(17.0)
Turkey (ISE100)	(11.5)	(4.1)	(7.7)	(63.3)	(51.6)	(24.1)
Russia (RTS)	9.1	9.1	(10.0)	(72.4)	(72.4)	(19.6)

NORTH AMERICA	1st Quarter 2009 Market % Chg US$	1st Quarter 2009 Market % Chg Local	1st Quarter 2009 Currency % Chg	Year 2008 Market % Chg US$	Year 2008 Market % Chg Local	Year 2008 Currency % Chg
Dow Jones Industrial Avg	(13.3)	(13.3)		(33.8)	(33.8)	
S&P 500	(11.7)	(11.7)		(38.5)	(38.5)	
NASDAQ	(3.1)	(3.1)		(40.5)	(40.5)	
Canada (TSE)	(4.8)	(3.0)	(1.9)	(48.1)	(35.0)	(20.1)

Source: FactSet Research Systems, April 3, 2009

Exhibit I

Global Equity Valuations

12-Month Forward P/E Ratio

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	12.0	9.2	9.6	25.8	12.2	11.6
Post 1990 Average	16.6	14.6	12.9	34.4	14.0	16.9
Discount/Premium	*-27.7%*	*-37.0%*	*-25.6%*	*-25.0%*	*-12.9%*	*-31.4%*

Enterprise Value/EBITDA (ex Financials)

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	6.1	4.7	5.5	4.9	6.2	5.5
Post 1990 Average	9.9	6.9	7.8	9.9	8.8	8.8
Discount/Premium	*-38.4%*	*-31.9%*	*-29.5%*	*-50.5%*	*-29.5%*	*-37.5%*

Free Cash Flow Yield

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	7.7	9.1	7.2	5.3	5.4	7.3
Post 1990 Average	3.7	3.2	3.4	-0.1	3.5	2.8
Discount/Premium	*108.1%*	*184.4%*	*111.8%*	*NM*	*54.3%*	*160.7%*

Source: Nomura International plc, Europe, April 3, 2009

Exhibit J

A Worsening European Recession

Rising Unemployment


Euro area and EU27 unemployment rates
Euro area, seasonally adjusted series
EU27, seasonally adjusted series
10
9
% 8
7
6
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Source: Eurostat, Euro-Indicators News Release, April 1, 2009

Germany's Confidence Reaching Lows


Ifo Current Conditions, LHS
ZEW Current Conditions, RHS
120
115
110
105
100
95
90
85
80
90
70
50
30
10
-10
-30
-50
-70
-90
-110
1992
1994
1996
1998
2000
2002
2004
2006
2008

Source: Morgan Stanley, April 3, 2009

Industrial Production is Weakening Further


Euro area and EU27 industrial new orders,
total manufacturing working on orders
Euro area, seasonally adjusted series
EU27, seasonally adjusted series
2005=100

Source: Eurostat, Euro-Indicators News Release, March 27, 2009

The Weakening European Consumer


EUROZONE NOMINAL RETAIL SALES
3 Mo. Avg. Y/Y %
Dec: 0.0%
5
4
3
2
1
0
-1
98
99
00
01
02
03
04
05
06
07
08
09

Source: ISI Group, April 2, 2009

Exhibit K

The Japanese Economy Takes a Turn for the Worse

Business Conditions Continue to Weaken



Business conditions DI, large firms
("favourable" - "unfavourable", %point)
Manuf.
Forecast
Non-manuf.
Source: Bank of Japan Note: Gray shading indicates recession

Source: HSBC Global Research, April 1, 2009

Japanese Exports Continue to Plunge



Change from year earlier
FEB.: – 49.4%
Source: Bloomberg

Source: The New York Times, March 26, 2009

Corporate Profits Accelerating on the Downside



Recurring profit growth forecast by all companies
(%)
Mar.
Jun.
Sep.
Dec.
Forecasts
Actual
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009
Source: Bank of Japan Gray shading indicates recession

Source: HSBC Global Research, April 1, 2009

Industrial Production Back to 1980 Levels



JAPAN INDUSTRIAL PRODUCTION
Feb: 69.9

Source: ISI Group, April 2, 2009

Exhibit L

Is The Chinese Economy Improving?

Steepening Declines in Exports


Trade Balance, US$ bn (L)
Exports, YoY, % (R)
Imports, YoY, % (R)
50
40
30
20
10
0
-10
75
55
35
15
-5
-25
-45
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09

Source:: General Administration of Customs, CEIC, Morgan Stanley Research:

Source: Morgan Stanley Research, March 11, 2009

Retail Sales Slowing


CHINA NOMINAL RETAIL SALES
3 Mo.Avg. Y/Y %
Feb : 16.4%
25
20
15
10
5
0
-5
1996
1998
2000
2002
2004
2006
2008

Source: ISI Group, April 2, 2009

Urban Fixed Asset Investment Rising


%YoY
40.0
35.0
30.0
25.0
20.0
15.0
10.0
2003
2004
2005
2006
2007
2008
2009
FAI: Nominal Terms
FAI: Real Terms

Source: CEIC, BAS-ML calculations.

Source: Bank of America – Merrill Lynch, March 11, 2009

Loan Growth – Surging to a New Record


Outstanding Stock of Loans, Rmb bn (L)
Loan growth, YoY, % (R)
34000
32000
30000
28000
26000
24000
22000
20000
18000
16000
14000
12000
10000
8000
24
22
20
18
16
14
12
10
Jan-02
Jun-02
Nov-02
Apr-03
Sep-03
Feb-04
Jul-04
Dec-04
May-05
Oct-05
Mar-06
Aug-06
Jan-07
Jun-07
Nov-07
Apr-08
Sep-08
Feb-09

Source: PBoC, CEIC, Morgan Stanley Research:

Source: Morgan Stanley Research, March 12, 2009